SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2013

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Media Release

15 April 2013

Sappi Southern Africa Proprietary Limited
Incorporated in the Republic of South Africa
(Registration number 1951/003180/07)

Sappi Southern Africa Proprietary Limited ZAR1,500,000,000 NOTE ISSUES

Sappi Southern Africa Proprietary Limited is pleased to announce that on 16 April 2013 it will issue ZAR255,000,000 Senior Unsecured Floating Rate Notes due 16 April 2016 (the SSA04 Notes), ZAR500,000,000 Senior Unsecured Floating Rate Notes due 16 April 2018 (the SSA05 Notes) and ZAR745,000,000 Senior Unsecured 8.06% Fixed Rate Notes due 16 April 2020 (the SSA06 Notes) (the SSA04 Notes, the SSA05 Notes and the SSA06 Notes collectively the Notes or the Issue) which collectively amount to ZAR1,500,000,000 under its ZAR5,000,000,000 Domestic Medium Term Note Programme dated 22 June 2011.  The Notes will be listed on the Interest Rate Market of the JSE Limited.

The proceeds of the Notes issued will be used to repay the maturing ZAR1,000,000,000 SMF 1 bond in June 2013, and the remainder will be used to fund a portion of the dissolving wood pulp conversion project at the Ngodwana Mill near Nelspruit.

Commenting on the placement, Sappi Limited Chief Executive Officer Ralph Boëttger said: “In line with our strategy, this successful bond placement further reduces Sappi’s cost of finance and further improves our debt maturity profile.  We are also satisfied with the positive rates we were able to achieve.”

Dealers
Nedbank Capital, a division of Nedbank Limited
Rand Merchant Bank, a division of First Rand Bank Limited

Legal Advisor
Bowman Gilfillan Incorporated

For further information	Issued by
For further information, please contact:
Colin Mowatt
Financial Director
South Africa
Sappi Southern Africa (Pty) Ltd
Tel +27 11 407 8355
Colin.Mowatt@sappi.com

Jörg Pässler
Group Treasurer
Sappi Limited
Tel +32 2676 9621
Jorg.Passler@sappi.com

Issued on behalf of Sappi Southern Africa Proprietary Limited by: André Oberholzer Group Head Corporate Affairs Sappi Limited Tel +27 11 407 8044 Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2013

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controler